=================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                           FORM 10-SB/A-2
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                       budgethotels.com, inc.
       (Exact name of registrant as specific in its charter)

Nevada                             Applied For
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                       1449 St. Paul Street
                             Suite 202
Kelowna, British Columbia, Canada    V1Y 2E5
       (Address of executive offices, including postal code)


Registrant's telephone number:       (250) 868-1171

Copies to:                           Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                    Suite 503
                                   Spokane, Washington   99201

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
-----------------------------------------------------------------
                          (Title of Class)

 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)


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

ITEM 1.   DESCRIPTION OF BUSINESS.

History

     budgethotels.com, inc. (the "Company") was incorporated under the laws of the State of Nevada on November 5, 1997, as Info Center International Inc. On November 30, 1997, the Company acquired all of the issued and outstanding shares of common stock of Info Center, Inc., ("ICI") a corporation incorporated under the laws of the state of Washington on November 6, 1984. ICI thereafter became a wholly owned subsidiary corporation of the Company. On February 11, 1999, the
Company changed its name to budgethotels.com, inc.   Info Center, Inc.
("ICI") is a wholly owned subsidiary corporation of the Company. W.J. Marshall Management Inc. owned all of the shares of ICI and exchanged those shares for 8,000,000 shares of the Company's common stock in 1997. W.J. Marshall Management Inc. is a corporation owned and controlled by William J. Marshall, the Company's President. W.J. Marshall Management Inc. is a corporation formed to hold title to certain investments of Mr. Marshall. W.J. Marshall Management Inc. is not a subsidiary corporation of the Company.

Operations

     The Company's business operations consist of (1) display board advertising and (2) an Internet website, www.budgethotels.com.

Display Board Advertising

     The Company's primary business is to install and maintain illuminated information boards in transportation terminals, such as bus stations and airports. Each board is approximately 4 feet x 5 feet and is made up of approximately 16 to 25 individual windows are illuminated. The windows are available for advertisements. Advertisements generally promote travel related services located near the particular transportation terminal, such as hotels, rental cars and restaurants. Some advertisers, however, promote such services in destination cities. Each board is equipped with a free of charge direct telephone line to the particular advertiser.

Advertising

     Advertising rates for the spaces vary, depending upon the location of the advertisement on the board. Assuming that each board is fully occupied by an advertiser for a twelve month period, the board will generate revenues of $56,000. There is no assurance, however, that a board will be fully occupied during any twelve month period. Currently the Company's boards are, on an average, sixty percent (60%) filled.

Costs of Display Board Advertising

     The cost of constructing and installing each board is approximately $4,000. Fixed operating costs per board are approximately $6,000 and consist of telephone line charges and rental of the terminal space. Direct sales costs, primarily commissions paid to advertising personnel, are approximately $10,800.

Marketing.

     The Company currently operates     seventy-one      boards
throughout the United States and Canada. The boards range geographically from Vancouver, British Columbia to Miami, Florida. Due to the Company's limited financial condition and limited personnel, the Company has primarily marketed advertising space on its various boards by telephone contact with potential advertisers. The Company recognizes, however, that the most effective method of selling its products is through direct and personal contact with its potential customers. Accordingly, the Company intends to establish a network of area representatives who will sell the Company's product on a commission basis. Initially, the Company estimates that there will be six representatives who will cover the Northeast, Southeast, Midwest, South, Southern California and Pacific Northwest regions of the United States.

     The Company intends to concentrate its marketing efforts on filling the vacant spaces on the existing boards, as well as obtaining advertisers for newly installed boards.

Lease Agreement with Greyhound Lines, Inc.

     On October 2, 1997, a License Agreement (the "License Agreement") was executed between the Company and Greyhound Lines, Inc., a Delaware corporation ("Greyhound"). The License Agreement grants to the Company the sole right to install, operate and maintain wall-unit advertising displays with direct dial phones in Greyhound's leased bus terminal facilities. The License Agreement is effective beginning on February 15, 1998, and will continue in full force until February 15, 2003 (the "Initial Term"). After the Initial Term, the License Agreement may be renewable for two additional five-year terms.

     The License Agreement authorizes the Company to install at its sole cost one "approximately 20 square feet in area by 1 foot depth wall-unit with an illuminated advertising display board with map and direct dial phone" in each of the Greyhound facilities designated in the License Agreement. The Company must also service, repair or replace any part of the display boards within 48 hours after receipt of notice.

     Pursuant to the terms of the License Agreement, the Company must pay Greyhound a commission of $367.50 per month for display boards located in the following areas: (1) Chicago, Illinois; (2) Los Angeles, California; (3) Miami, Florida; (4) Orlando, Florida; and (5) Washington, D.C. For display boards located in: (1) Las Vegas, Nevada;
(2) Nashville, Tennessee; (3) San Diego, California; or (4) Seattle, Washington, the Company is obligated to pay Greyhound a commission of
$157.50 per month.   The Company will pay Greyhound a commission of
$50.00 per month for display boards located in thirty-six additional cities. The commission payments will increase 4% for each renewal term of the License Agreement.
     Pursuant to the terms of the License Agreement, the Company is required to obtain and maintain the following insurance policies:

1. Commercial General Liability Insurance with combined single limits of not less than $ 1,000,000 (naming Greyhound as an additional insured);

2. Contractual Liability Insurance underwriting the indemnification, hold harmless, and insurance provisions of the License Agreement with combined single limits of not less than $1,000,000 (naming Greyhound as an additional insured);

3. Comprehensive Automobile Liability Insurance providing coverage for owned, non-owned, hired, contracted, and leased vehicles of Info Center with combined single limits for injury or damage in any one accident of $500,000 (naming Greyhound as an additional insured); and

4. Worker's Compensation Insurance in the amounts required by applicable state laws governing the Company's operations or evidence that such insurance is not required.

     As of the date hereof, the Company has installed     sixty-one
     boards pursuant to the aforementioned agreement.

Installation of Additional Display Boards

     The Company has also installed display boards for advertising by agreement with the New York Port Authority, New Jersey Transit
Commission, ^ the Spokane Intermodal Center, the Toronto Transit
Commission and Via Rail Canada.

     Thus far, the Company has installed     seventy-one      boards
throughout the United States and two in Canada.

Internet Website "www.budgethotels.com"

     The Company owns and has the copyright to the website www.budgethotels.com ("budgethotels"). The Company sells space on its website to hotels and motels. The Company charges a fee to the hotel or motel for maintaining a listing on the website. The fee charged for the listing will vary depending upon the type of listing a particular hotel or motel is interested in obtaining. Currently, the following fee structure is being used:

     1.   Listing                  $   240.00/year
     2.   Column Ad                $   480.00/year
     3.   Full Page Ad             $   960.00/year
     4.   Banner Ad                $ 3,600.00/year

     The Company also takes hotel reservations on-line and obtains a commission from the respective hotel for each reservation. The Company receives a commission. of 10% on each on-line reservation. As financial transaction security on the Internet improves, the Company anticipates that on-line hotel reservations will increase. There is no assurance that the foregoing assumption will prove accurate.

     On October 1, 1997, the Company engaged C & K Management Ltd. as a consultant to advise the Company on an ongoing basis relative to Internet applications of the Company's present and future business.
          The services to be provided or have been provided include advise regarding Internet marketing; assistance with the development of the Company's web-site; and, advise regarding search engine marketing.
     The term of the agreement is from October 1, 1997 to January 31,
2001.  The fee for the services is     US$70,000 payable at the rate of
US$1,400 per month     .  Mr. Marshall, the Company's President, has
agreed, personally, to indemnify and hold C & K Management Ltd. From any loss sufffered by the Company's failure to pay or perform the terms of the agreement.

Marketing of "www.budgethotels.com"

     The Company intends to sell advertising space for its website through direct and personal contact with a prospective advertiser. The Company anticipates employing area representatives to sell advertising space for its Internet website. The Company anticipates that its potential advertising clients for the website will also be the same potential clients for its display advertising boards. Accordingly, the Company anticipates selling two product lines employing identical telemarketers for the website, as it does for the display board advertising in contacting potential advertisers.
Operations of "www.budgethotels.com"

     Currently     four hundred twenty      clients lease space on the
Company's website.

Competition.

     The Company competes with many other board providers and Internet travel services, most of whom have more financial resources than the Company and there can be no assurance that in the future, the Company will be able to compete successfully with other display board advertisers or Internet website advertisers. The Company is a small participant within the display board advertising arena and the Internet website arena. The Company competes with professional advertising agencies, television, radio, publications such as magazines and
newspapers, all of whom have more resources than the Company.     The
Company competes with other display board providers on the basis of price, availability of advertising space, size of space and the location of space. The Company competes with other Internet providers on the basis of price and the amount of space allocated to a particular
client.      The Company intends to market its services as discussed in
"Item 1. Description of Business - Marketing" and does not believe that its methods of marketing will effect its competitive position at all.

Government Regulation

     The Company anticipates that its display board advertising will be subject to regulation by the respective local and state authorities, as well as federal authorities, with regard to the content of each display board. Further, the content of the display boards will also be regulated by the respective transportation (airport, bus, port or train) authorities. Advertisements subject to regulation may include socially objectionable advertisements relating to such matters as alcoholic beverages, tobacco products, drug or sex paraphernalia, "striptease" or topless establishments, "adult bookstores", nude modeling studios, escort services and massage parlors.

     The Company believes that the lack of financial security on the Internet is hindering economic activity thereon. To ensure the security of transactions occurring over the Internet, U.S. federal regulations require that any computer software used within the United States contain a 128-bit encoding encryption, while any computer software exported to a foreign country contain a 40-bit encoding encryption. There is uncertainty as to whether the 128-bit encoding encryption required by the U.S. is sufficient security for transactions occurring over the Internet. Accordingly, there is a danger that any financial (credit card) transaction via the Internet will not be a secure transaction. Accordingly, risks such as the loss of data or loss of service on the Internet from technical failure or criminal acts are now being considered in the system specifications and in the security precautions in the development of the website "www.budgethotels.com." There is no assurance that such security precautions will be successful.

Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

       The Company has examined all of the technology (information and non-information) that it uses to operate its business and found it to be Year 2000 compliant. Further, the Company has contacted its current hardware and software suppliers and has been advised that all hardware and software supplied to it is Year 2000 compliant. As the Company acquires new hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct
Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process as the Company begins to implement its marketing plan through 1999. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems. Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations. In the event a Year 2000 failure occurs, the Company believes that it will relate to matters outside of its control, such as events occurring at a Greyhound Terminal. If such an event occurs, the Company's operations could be suspended until such time as the failure is corrected. The Company believes such an event would not have a material adverse affect upon the Company's operations.

Company's Office

     The Company's headquarters are located 1449 St. Paul Street, Suite
202, Kelowna, British Columbia, Canada   V1Y 2E5 and its telephone
numbers are (250) 868-1171 and(800) 548-4432.

Employees

     The Company is a development stage company and currently has eleven employees other than its Officers and Directors. The employees will be paid on a commission basis (by a number of display boards each employee is able to achieve advertising for). The Company intends to hire additional employees as needed.

RISK FACTORS

     1. Company with Limited History of Earnings. The Company has a limited operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and service acceptance.

     2. Development and Market Acceptance of Services. The Company's success and growth will depend upon the Company's ability to market its services. The Company's success will depend in part upon the market's acceptance of, and the Company's ability to deliver and support its services.

     3. Dependence on Technology supplier.     While the Company
currently relies upon Media Net as the Company's outside technology supplier, the Company believes that there are numerous outside technology suppliers that perform the same services as Media Net. Accordingly, the Company believes that if Media Net could not or would not furnish future services to the Company, the Company could obtain such services from other sources without interruption of its operations.

     4. Liquidity; Need for Additional Financing. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

     5. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with numerous other suppliers of web pages and search engines. As the market for the Company's services expand, the Company expects that additional competition will emerge and that existing competitors may commit more resources to those markets.

     6. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its sole Officer, William Marshall and its Directors, William Marshall and Kenneth E. Cloak ^ who exercise control over the day to day affairs of the Company.

     7. Issuance of Additional Shares. 35,786,000 shares of Common Stock or 71.57% of the 50,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, other than
^     as described in this registration statement,      the Company may
in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

     8. Indemnification of Officers and Directors for Securities Liabilities. The laws of the State of Nevada provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Corporation Act of the State of Nevada. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     9. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     10. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Operations During the Fiscal Years November 30, 1998 and November 30,
1997

     The Company's operations remained consistent during the last two fiscal years. Net sales of advertising increased by approximately $100,000 while cost of goods sold increased by $9,000. The foregoing increase was as a direct result of the Lease Agreement with Greyhound
Lines, Inc.   Sales increased from  $331,953 for fiscal 1997 to
$438,272 for fiscal 1998. The Company suffered a net loss of $55,002 for fiscal 1998 as compared with a net loss of $8,782 for fiscal 1997. The loss was directly related to an increase in administrative expenses. General and administrative expenses increased by approximately $160,000 from $151,483 for the fiscal year ending November 30, 1997 to $311,283 for the fiscal year ending November 30, 1998. The increase in the general and administrative expenses was a direct result of retaining additional employees in an attempt to generate additional sales of advertising space and developing the Internet Web site.

Operations During the Interim Periods of May 31, 1999 and May 31, 1998.

     In the first quarter of fiscal year 1999, the Company completed three offerings of securities pursuant to Reg. 504 of the Securities Act of 1933 which increased its total cash from by approximately
$167,000.    In December 1997, the Company sold 2,500,000 shares of its common stock at an offering price of $0.01 per share. A total of $25,000 was raised from the offering. From December 1997 through March 1998, the Company sold 387,000 shares of its common stock at an offering price of $0.25 per share. A total $96,750 was raised from the offering. In March 1999, the Company sold 800,000 shares of common
stock at an offering price of $0.25 per share     and 800,000 warrant
at an offering price of $0.25 per warrant     .  A total of $400,000
was raised from the offering. During the first six months of fiscal November 30, 1999 which ended on May 31, 1999, the Company had net sales of $305,644 as compared with $280,682 the same time in 1998. As a result of the increase in administrative expenses, the Company had a net loss of $78,155 for the period ending May 31, 1999 as compared with a net profit for the period ending May 31, 1998.

     In the event that the Company does not substantial increase its net sales during the next six months, the Company anticipates reducing its employee work force.

     The Company has inadequate cash to maintain operations during the next twelve months. The amount of $2,500,000 is required to fund the Company's plan of operation for the next twelve months. The Company's current cash will satisfy its operation requirements for a period of five months. As a result, its auditors, Jones, Jensen and Company have issued a going concern opinion. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to reduce its operations.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein. See "Business."

     The Company does not intend to purchase a plant or significant equipment.

     The Company will not hire additional employees during the next twelve months, however, the Company may decrease the number of persons it now employees.


Liquidity and Capital Resources

     The Company maintains a low cash balance. This is a result of expenses exceeding revenues. The Company maintains a low liquidity position at November 30, 1998, with a working capital deficit of $(160,716). This compares with a working capital deficit of $(163,298) on November 30, 1997. The increase in working capital is as a result of increased sales in 1998.

     Current assets increased from $68,957 in November 30, 1997 to $101,662 in November 30, 1998. This was as a result of an increase in accounts receivables from additional sales. Current liabilities increased from $232,285 on November 30, 1997 to $261,838 on November 30, 1998. This was as a result of increased unearned revenue for future sales.

     Because of the Company's low cash balance, it ^     is unable to
     fulfill its financial obligations of a current basis.

Results of Operations

     The Company derives its revenues from two sources consisting of the boards and the web-site.

Fiscal 1998 compared with 1997
Boards

     Revenues generated from the leasing of space on the boards for the year ended November 30, 1998 totalled $438,272 as compared with $331,953 for the year ending November 30, 1997. This was as a result of Greyhound contract expansion.

     Operating expenses relating to the leasing of space on the boards was approximately $280,000 for the year ending November 30, 1998 as compared with approximately $151,000 for the year ending November 30, 1997. This was as a result of hiring additional marketing personnel in 1998.

     Other expenses relating to the leasing of space on the boards was approximately $17,000 for the year ending November 30, 1998 as compared with approximately $9,000 for the year ending November 30, 1997. This was as a result of depreciation of additional assets.

Web-site

     Revenues generated from the web-site for the years ended November 30, 1998 and 1997 was $-0-. This was because the web-site was not operational.

     Operating expenses relating to the web-site was approximately $30,000 for the year ending November 30, 1998 as compared with $-0- for the year ending November 30, 1997. This was as a result of costs expended in fiscal 1998 to develop the web site.

Interim Periods Ended May 31, 1999 and 1998
Boards

     Revenues generated from the leasing of space on the boards for the six months ended May 31, 1999 totalled $305,644 as compared with $289,682 for the six months ending May 31, 1998. This was as a result of this was as a result of increased revenues generated from the Greyhound contract.

     Operating expenses relating to the leasing of space on the boards was approximately $158,000 for the six months ended May 31, 1999 as compared with approximately $82,000 for the six months ended May 31, 1998. This was as a result of hiring additional marketing personnel.

     Other expenses relating to the leasing of space on the boards was approximately $5,000 for the six months ended May 31, 1999 as compared with approximately $4,000 for the six months ending May 31, 1998. This was as a result of the depreciation of assets.

Web-site

     Revenues generated from the web-site for the six months ended May 31, 1999 and May 31, 1998 totalled $-0-. This was because the web-site had yet to generate revenues.

     Operating expenses relating to the web-site was approximately $28,000 for the six months ending May 31, 1999 as compared with $-0-for the six months ending May 31, 1998. This was as a result of the development of the web-site.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real or personal property. The
Company's only asset is cash.

     The Company's headquarters are located 1449 St. Paul Street, Suite 202, Kelowna, British Columbia, Canada V1Y 2E5 and its telephone number is (250) 868-1171. The Company leases the foregoing premises from Cedar Grove Reality on a month to month basis. The monthly rental is $749.00.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and                 Number of                               Percent of
address of owner         Shares         Position                 Class
William Marshall         8,000,000[1]   President, Secretary     56.28%
16875 Terrace Rd.                       Treasurer & Director
Winfield, B.C.
Canada V4V 1B2

Kenneth E. Cloak            25,000[2]   Director                  0.18%
8624 Janscim Park Dr.
N. Jaunich, B.C.
Canada V8V 3K3

All officers and         8,025,000                               56.46%
directors as a
group (2 persons)

[1] Shares are held in the name of WJM Management Inc., a corporation owned and controlled by William Marshall, the Company's President. Info Center, Inc. ("ICI") is a wholly owned subsidiary corporation of the Company. W.J. Marshall Management Inc. owned all of the shares of ICI and exchanged those shares for 8,000,000 shares of the Company's common stock in 1997. W.J. Marshall Management Inc. is a corporation owned and controlled by William J. Marshall, the Company's President. W.J. Marshall Management Inc. is a corporation formed to hold title to certain investments of Mr. Marshall. W.J. Marshall Management Inc. is not a subsidiary corporation of the Company.

[2] Mr. Cloak has an option to purchase up to 25,000 shares of common stock at an exercise price of $0.25 per share. This figure reflects the number of shares that Mr. Cloak could acquire from the exercise of his option within 60 days of the effective date of this Form 10-SB. As of the date hereof, Mr. Cloak has not exercised his option to acquire any shares of common stock and accordingly, does not own any shares of the Company's common stock.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

William J. Marshall      52        President, Treasurer, Secretary and
                                   member of the Board of Directors

Kenneth E. Cloak         51        Member of the Board of Director


     Each director serves for a term of one year and the directors are elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

William J. Marshall - President, Treasurer, Secretary and member of the Board of Directors.

     Since November 1997, Mr. Marshall has been the President, Treasurer, Secretary and a member of the Board of Directors of the Company. Since 1991, Mr. Marshall has been an officer and director of the Company's wholly owned subsidiary corporation, Info Center, Inc. From 1988 to 1991, Mr. Marshall was the Vice President of Sales for LAC Enterprises (Advertising) in Vancouver, British Columbia, Canada. LAC Enterprises is a Kelowna advertising agency. From 1984 to 1988, Mr. Marshall served as President of Info Center, Inc., which is not the same corporation currently owned by the Company, but which was engaged in the same business as the Company. From 1977 to 1983 Mr. Marshall served as a sales representative and sales supervisor for Moffatt Communications, Vancouver, British Columbia. Moffatt Communications is a medium sized communications company. From 1975 to 1977, Mr. Marshall was a sales representative for CFCN Television in Calgary, Alberta. CFCN is one the largest television stations in Canada. From 1972 to 1975, Mr. Marshall was employed by Rothman's of Pal Mal Tobacco Company, located in Calgary, Alberta, Canada. Pal Mall Tobacco Company is engaged in the business of manufacturing tobacco products. Mr. Marshall's business experience at Info Center, Inc. relates to the business of the Company in that the business of Info Center, Inc. is the same business as that of the Company. Mr. Marshall's business experience at Moffatt Communications relates to the business of the Company in that Mr. Marshall was marketing products and/or services at both companies. Other than the foregoing, Mr. Marshall's experiences are not related to the business of the Company.


Kenneth E. Cloak - member of the Board of Directors

     Kenneth E. Cloak was appointed to the Board of Directors of the Company on May 25, 1999. There was no arrangement or understanding with respect to which Mr. Cloak was appointed to the Board of Directors. Since May 1991, Mr. Cloak has been a real estate associate with Collins International in Victoria, British Columbia. Colliers International is a nation wide Canadian commercial real estate broker. Mr. Cloak is employed in the Victoria, British Columbia office. Mr. Cloak's experience as a real estate associate does not relate to the business of the Company.

      Mr. Steward P. Scheibel, a former member of the Board of Directors, resigned on September 21, 1999. His resignation was not as a result of any disagreement with the Company relating to the Company's operations, policies or practices.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from January 1, 1996 through December 31, 1998, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE

                                          Long-Term Compensation
               Annual Compensation      Awards              Payouts
                                          Securities
Names                            Other    Under    Restricted           Other
Executive                        Annual   Options/ Shares or            Annual
Officer and                      Compen-  SARs[1]  Restricted  LTIP[2]  Compen-
Principal   Year  Salary  Bonus  sation   Granted  Share       Payouts  sation
Position    Ended (US$)   (US$)  (US$)    (#)      Units (US$) (US$)    (US$)

William J.   1998   72,000 0     0        0        0           0        0
Marshall     1997   98,000 0     0        0        0           0        0
 President   1996   84,000 0     0        0        0           0        0
 & Director

Kenneth E.   1998        0 0     0        0        0           0        0
Cloak [1]    1997        0 0     0        0        0           0        0
 Director    1996        0 0     0        0        0           0        0

     The Company anticipates paying the following salaries in 1999, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

William J. Marshall      President           1999      $ 120,000

          On March 31, 1999, the Company entered into an agreement with LAC Enterprises Ltd. ("LAC"), a corporation solely owned and controlled by Mr. Marshall, the Company's President, to provide consulting services to the Company relating to its operation. The agreement provides for the payment of $10,000 per month to LAC plus expenses. The agreement also provides for annual increases of 5% each year and provides that LAC will receive options to purchase between 1.0 million and 1.7 million shares of common stock. The option exercise price will be $0.01. The number of options will be determined by Mr. Marshall the sole owner of LAC and President of the Company.

         The Company and LAC have verbally agreed that if cash is unavailable to pay LAC, the amount due LAC will be accrued by the Company and paid to LAC when funds are available.

     The Company has adopted a non-qualified incentive stock option
plan and granted options to Messrs Cloak and Scheibel.     Mr.
Scheibel's options were cancelled upon his resignation.       There are
no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     Information concerning individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs made during fiscal 1998 and options granted to date in fiscal 1999 to each of the Named Executive Officers is reflected in the table below.

Option/SAR Grants in Fiscal 1998 and to date in Fiscal 1999.

                                                 Potential
                                                 Realizable Value
                                                 at Assumed Annual
                                                 Rates of Stock
                                                 Price Appreciation
                     Individual Grants           for Option Term
---------------------------------------------------------------------
                                   Percent of
                    Number of      Total
                    Securities     Options/SARs
                    Underlying     Granted to     Exercise
                    Options/SARs   Employees      or Base   Expiration
Name                Granted (#)    in Fiscal Yr   Price     Date
[S]                 [C]            [C]            [C]       [C]
1998
 William J. Marshall        0         0           $0.00     0
1999
    William J.
  Marshall [1]      1,000,000      77.46%         $0.01     10/30/00
 Kenneth E. Cloak      25,000      33.3%          $0.50     11/26/00

[1] Options were granted to LAC pursuant to its agreement with the Company.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     Kenneth Cloak received options to acquire shares of the Company's Common Stock. Mr. Marshall has not received any options to acquire any shares of the Company's common stock. Other than the foregoing, Directors have not received any other compensation for serving on the Board of Directors. There are no contractual arrangements with any member of the Board of Directors other than Mr. Marshall. See "Certain Relationships and Related Transaction."


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On November 30, 1997, the Company acquired all of the issued and outstanding shares of common stock of ICI, a corporation owned and controlled by WJM Management Ltd., a corporation owned and controlled by William Marshall, the Company's President and director in exchange for 8,000,000 shares of the Company's Common Stock.

         Further, W.J. Marshall Management, Inc. transferred all of its right, title and interest in and to certain office equipment and furniture which was located at Mr. Marshall's home to the Company. The Company continues to use office and storage space at Mr. Marshall's home on a rent free basis. There is no written agreement for the use of the foregoing space. The leasehold interests are retained by ICI and were not transferred to the Company.

          On March 31, 1999, the Company entered into an agreement with LAC Enterprises Ltd. ("LAC"), a corporation solely owned and controlled by Mr. Marshall, the Company's President, to provide consulting services to the Company relating to its operation. The agreement provides for the payment of $10,000 per month to LAC plus expenses. The agreement also provides for annual increases of 5% each year and provides that LAC will receive options to purchase between 1.0 million and 1.7 million shares of common stock. The option exercise price will be $0.01. The number of options will be determined by Mr. Marshall the sole owner of LAC and President of the Company.

         The Company and LAC have verbally agreed that if cash is unavailable to pay LAC, the amount due LAC will be accrued by the Company and paid to LAC when funds are available.

     On May 24, 1999, the Company granted an option to Ken Cloak, a member of the Board of Directors, to acquire up to 25,000 shares of common stock at an exercise price of $0.50 per share. The option provides that Mr. Cloak may acquire 12,500 shares from August 26, 1999 to November 26, 1999 and 12,500 shares from November 27, 1999 to May 24, 2000.

     On May 24, 1999, the Company granted an option to Stewart Scheibel, a member of the Board of Directors, to acquire up to 50,000 shares of common stock at an exercise price of $0.50 per share. The
option     provided that Mr. Scheibel could have acquired      12,500
shares from August 26, 1999 to November 26, 1999; 12,500 shares from November 27, 1999 to May 24, 2000; 12,500 shares from May 25, 2000 to August 25, 2000; and, 12,500 shares from August 26, 2000 to November
27, 2000.     Mr. Scheibel's option was cancelled upon his resignation.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.

ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "BUDH." The Company's shares began trading in August 1998. Summary trading by quarter for the 1998, and 1997 fiscal years and the first quarter of 1999 are as follows:

          Fiscal Quarter              High Bid[1]     Low Bid[1]
          1999
               Fourth Quarter           $0.53125       $0.03125
               Third Quarter            $1.12500       $0.31250
               Second Quarter           $2.40625       $0.43750
               First Quarter            $0.65625       $0.28125

          1998
               Fourth Quarter           $0.55          $0.3125
               Third Quarter            $0.00          $0.00

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

     As of June 15, 1999, the Company has 469 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

      In an August 13, 1999 press release the Company advised the public that the purpose of filing the Form 10-SB registration statement was to achieve a full small cap listing on NASDAQ. The foregoing statement was incorrect. The purpose for filing the Form 10-SB was to maintain its listing on the Bulletin Board (the "Bulletin Board") operated by the National Association of Securities Dealers, Inc. ("NASD"). The Bulletin Board is a service made available to NASD broker-dealers in order for them to make a market in low priced penny stocks. The NASDAQ Small Cap, on the other hand, is an automated quotation system that is available for corporations that meet certain listing requirements. The Company currently does not meet the listing requirements.

     In order to be listed for trading on the NASDAQ Small Cap system, the Company must have the following: $4 million in tangible assets or $50 million market capitalization or $750,000 in net income in the latest fiscal year or 2 of its last 3 fiscal years; 1 million shares in it public float (public float is defined as shares that are not held directly or indirectly by any officer or director of the issuer or by any other person who is the beneficial owner of more that 10% of the total shares outstanding); $5 million market value of public float; $4 minimum bid price; 3 market makers; 300 round lot shareholders (round lot holders are considered holders of 100 shares or more; an operating history of 1 year or market capitalization of $50 million; and, corporate governance. The Company currently does not meet the foregoing requirements and there is no assurance that the Company will meet the foregoing requirements in the future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 14,514,000 shares of Common Stock issued and outstanding as of December 31, 1999. Of the 14,514,000 shares of the Company's Common Stock outstanding, 6,214,000 shares are freely tradeable and 8,300,000 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act").

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

^
     On November 30, 1997, the Company acquired all of the issued and outstanding shares of common stock of ICI, a corporation owned and controlled by W.J. Marshall Management Inc., a corporation owned and controlled by William Marshall, the Company's President and director in exchange for 8,000,000 "restricted" shares of the Company's Common Stock. The foregoing shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act").

     In November 1997, the Company issued 600,000 shares of common
stock in consideration of services valued at $28,080.     The shares
were issued to Phoenix Capital Funding Group in consideration of
Phoenix Capital's promise to raise $500,000 for the Company. The shares were issued pursuant to Reg. 504 of the Securities Act of 1933 (the "Act"). Phoenix Capital did not raise the entire $500,000 and accordingly the 600,000 shares were returned to the Company by Phoenix Capital and cancelled by the Company. Subsequently, in July 1999, through negotiations between the Company and Phoenix Capital, Phoenix Capital was issued 300,000 restricted shares of common stock as a finder's fee for introducing ICI to the Company and raising $125,000 in working capital. The shares were issued pursuant to Section 4(2) of
the Securities Act of 1933.      The shares were subsequently cancelled
and returned to the Company.

         In November 1997, the Company completed its first private placement offering of 2,500,000 shares of the Company's Common Stock at $0.01 per share, for an aggregate of $25,000. The foregoing shares were issued pursuant to Reg. 504 of the Securities Act of 1933 (the "Act). The 2,500,000 shares were issued to 760343 Alberta Ltd., Lance Morginn, Terry Fields, John Coward, Ronaye Mallette, and 11124057 Investments Ltd. None of the foregoing are affiliates of the Company.

     In March 1998, the Company issued 387,000 shares of common stock
at $0.25 per share to     fifty-four      persons in consideration of
$96,875. All of the shares were issued pursuant to Reg. 504 of the Act.

     In March 1999, the Company issued 1,602,000 shares of common stock at $0.25 per share to four persons in consideration of $400,500. The foregoing shares were issued pursuant to Reg. 504 of the Act.

     In March 1999,     1,300,000 shares of common stock were issued to
760343 Alberta Ltd. in consideration of consulting services rendered in 1999. The consulting services related to the Company's organization, contracts and agreements and were valued at $328,000 by the Company's
board of directors.   350,000 shares were issued to John Coward in
consideration of consulting services rendered in 1999. The services were related to organization and promoting the Company's stock and were
valued at $87,500 by the Company's board of directors.      The
foregoing shares were issued pursuant to Reg. 504 of the Act.

         In March 1999, the Company sold 42,000 shares of common stock to the following persons at the price per share opposite their respective names:

          Von Zurba           10,000 shares       @ $0.40
          Margaret Tolan      10,000 shares       @ $0.30
          Margaret Hutchinson 12,000 shares       @ $0.50
          John Phelan         10,000 shares       @ $0.40

     On May 24, 1999, the Company granted an option to Ken Cloak, a member of the Board of Directors, to acquire up to 25,000 shares of common stock at an exercise price of $0.50 per share. The option provides that Mr. Cloak may acquire 12,500 shares from August 26, 1999 to November 26, 1999 and 12,500 shares from November 27, 1999 to May 24, 2000.

     On May 24, 1999, the Company granted an option to Stewart Scheibel, a member of the Board of Directors, to acquire up to 50,000 shares of common stock at an exercise price of $0.50 per share. The option provides that Mr. Scheibel may acquire 12,500 shares from August 26, 1999 to November 26, 1999; 12,500 shares from November 27, 1999 to

May 24, 2000; 12,500 shares from May 25, 2000 to August 25, 2000; and,
12,500 shares from August 26, 2000 to November 27, 2000.     The
options to Mr. Scheibel were cancelled upon his resignation. No options were exercised.

         In fiscal 1999, the Company granted options to certain Company employees to acquire up to 1,291,000 shares of common stock at varying prices.

ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 50,000,000 shares, $0.001 par value per share. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they choose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Preferred Stock

     The authorized Preferred Stock of the Company consists of 1,000,000 shares, $0.01 par value per share. Currently, no Preferred Shares have been issued and there are no agreements or negotiations pending for the issuance of any Preferred Shares. The designations, powers, preferences, rights, and limitations of the Preferred Shares may be determined by the Board of Directors from time to time, including rights pertaining to voting, dividends, redemptions, liquidation and conversion.

Transfer Agent

     The Company's transfer agent is American Securities Transfer & Trust, Inc., 1825 Lawrence Street, Suite 444, Denver Colorado 80202-1817 and its telephone number is (303) 298-5370.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's Articles of Incorporation and Bylaws contain provisions which provide for indemnification to the fullest extent provided by Nevada law.


ITEM 13.  FINANCIAL STATEMENTS.


           Financial Statements begin on following page.

[Letterhead]

                    Jones, Jensen & Company LLC
                    Certified Public Accountants
                        50 South Main Street
                             Suite 1450
                    Salt Lake City, Utah   84144
                        Tel: (801) 328-4408
                        FAX: (801) 328-4461

                    INDEPENDENT AUDITORS' REPORT

The Board of Directors
Info Center International, Inc. and Subsidiaries
Kelowna, British Columbia

We have audited the accompanying consolidated balance sheet of Info Center International, Inc. and Subsidiaries as of November 30, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended November 30, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Info Center International, Inc. and Subsidiaries as of November 30, 1998, and the consolidated results of their operations and their cash flows for the years ended November 30, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's capital deficiency and significant operating losses raise substantial doubt about the Company's ability to continue as a going concern.
Management's plans regarding these matters are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah
February 26, 1999

          INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
                    Consolidated Balance Sheets

                               ASSETS

                                                  November 30,
                                                  1998
CURRENT ASSETS
 Cash                                             $  13,144
 Accounts receivable (Note 2)                        88,518
                                                  ---------
     Total Current Assets                           101,662
                                                  ---------
PROPERTY AND EQUIPMENT (Net) (Notes 2 and 3)         64,604
                                                  ---------
OTHER ASSETS
 Prepaids                                             1,477
                                                  ---------
     Total Other Assets                               1,477
                                                  ---------
     TOTAL ASSETS                                 $ 167,743
                                                  =========

           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
 Accounts payable                                 $  17,923
 Accounts payable - related party                     3,477
 Unearned revenue                                   196,031
 Note payable - related party (Note 5)               44,407
                                                  ---------
     Total Current Liabilities                      261,838
                                                  ---------
COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred stock; 1,000,000 shares
  authorized of $0.01 par value,
  no shares issued and outstanding                       -
 Common stock; 50,000,000 shares
  authorized of $0.001 par value,
  11,487,000 shares issued and
  outstanding                                        11,487
 Additional paid-in capital                          61,894
 Accumulated deficit                               (167,476)
                                                  ---------
     Total Stockholders' Equity (Deficit)           (94,095)
                                                  ---------
     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                            $ 167,743
                                                  =========

 The accompanying notes are an integral part of these consolidated financial statements.

          INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
               Consolidated Statements of Operations

                                        For the Years Ended
                                        November 30,
                                        1998           1997
REVENUE
 Net sales                              $ 438,272      $ 331,953
 Cost of goods sold                       171,086        162,229
                                        ---------      ---------
     Gross Profit                         267,186        169,724
                                        ---------      ---------
EXPENSES
 General and administrative               311,283        151,483
 Depreciation                              17,118          9,246
                                        ---------      ---------
     Total Expenses                       328,401        160,729
                                        ---------      ---------
     Income (Loss) From Operations        (61,215)         8,995
                                        ---------      ---------
OTHER INCOME (EXPENSE)
 Gain on exchange rate                     12,415          5,252
 Interest income                              237             -
 Interest expense                              -          (5,772)
 Bad debt expense                          (6,439)       (17,257)
                                        ---------      ---------
     Total Other Income (Expense)           6,213        (17,777)
                                        ---------      ---------
NET LOSS                                $ (55,002)     $  (8,782)
                                        =========      =========
BASIC LOSS PER SHARE                    $   (0.01)     $   (0.00)
                                        =========      =========

















 The accompanying notes are an integral part of these consolidated financial statements.

          INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
     Consolidated Statements of Stockholders' Equity (Deficit)

                                                  Additional
                                 Common Stock     Paid-in           Accumulated
                              Shares    Amount    Capital           Deficit
Balance, November 30, 1996           -      $     -     $     -     $ (103,692)

Common stock issued to acquire
 Info Center, Inc.            8,000,000        8,000      (8,000)           -

Net loss for the year ended
 November 30, 1997                   -            -           -         (8,782)
                             ----------     --------    --------    ----------
Balance, November 30, 1997    8,000,000        8,000      (8,000)     (112,474)

Common stock issued for
 services rendered at $0.05
 per share                      600,000          600      27,480            -

Common stock issued for
 cash at $0.05 per share
 (see Note 7)                 2,887,000        2,887      95,700            -

Stock offering costs                 -            -      (53,286)           -

Net loss for the year ended
 November 30, 1998                   -            -           -        (55,002)
                             ----------     --------    --------    ----------
Balance, November 30, 1998   11,487,000     $ 11,487    $ 61,894    $ (167,476)
                             ==========     ========    ========    ==========






























 The accompanying notes are an integral part of these consolidated financial statements.

          INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows

                                        For the Years Ended
                                        November 30,
                                        1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                      $ (55,002)     $  (8,782)
 Adjustments to reconcile net
  income (loss) to net cash used
  by operating activities:
  Depreciation                             17,118          9,246
  Bad debt expense                          6,439         17,257
  Common stock issued for services         28,080             -
  Changes in assets and liabilities
  (Increase) decrease in accounts
   receivable                             (26,000)       (26,092)
  (Increase) decrease in accounts
   receivable - related party              16,745        (11,720)
  (Increase) decrease in deposits
   and prepaids                             2,017         (1,194)
  Increase (decrease) in accounts
   payable                                 14,808           (277)
  Increase (decrease) in bank overdraft    (2,639)            74
  Increase (decrease) in unearned
   revenue                                 14,906         19,525
                                        ---------      ---------
     Net Cash Provided (Used) by
      Operating Activities                 16,472         (1,963)
                                        ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of fixed assets                 (51,106)          (619)
                                        ---------      ---------
     Net Cash Provided (Used) by
      Investing Activities                (51,106)          (619)
                                        ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from note payable -
  related party                             2,477          2,582
 Proceeds from sales of common stock       98,587             -
 Stock offering costs                     (53,286)            -
                                        ---------      ---------
     Net Cash Provided (Used) by
      Financing activities                 47,778          2,582
                                        ---------      ---------
NET INCREASE (DECREASE) IN CASH            13,144             -

CASH AT BEGINNING OF YEAR                      -              -
                                        ---------      ---------
CASH AT END OF YEAR                     $  13,144      $      -
                                        =========      =========
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID FOR
 Interest                               $      -       $   4,202
 Income Taxes                           $      -       $      -

NON-CASH FINANCING ACTIVITIES
Common stock issued for
 services rendered                      $  28,080      $      -

  The accompanying notes are an integral part of these consolidated financial statements.

         INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements
                        November 30, 1998

NOTE 1 -  COMPANY BACKGROUND

     The consolidated financial statements include those of Info Center International, Inc. (ICI) and its wholly-owned subsidiaries, Info Center, Inc. (Info) and W. J. Marshall Management, Inc. (WJM). Collectively, they are referred to herein as "the Company".

     ICI was incorporated under the laws of the State of Nevada on November 5, 1997. ICI was incorporated for the purpose of acquiring Info.

     Info, a wholly-owned subsidiary, was formed under the laws of the State of Washington on November 6, 1984. Info has been in the business of operating billboards, signboards and illuminated signs for the purpose of placing advertisements. Info also maintains and operates an internet website for the purpose of making hotel reservations.

     On November 30, 1997, the Company completed an Agreement and
     Plan of Share Exchange whereby ICI issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Info.

     The share exchange was accounted for as a recapitalization of Info because the owners of Info, WJM, control ICI after the acquisition. Therefore, Info is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Info. ICI is the acquiring entity for legal purposes and Info is the surviving entity for accounting purposes. WJM, the sole shareholder of Info, was incorporated under the laws of the Province of British Columbia on August 20, 1985. WJM has been in the business of operating billboards for the purpose of placing advertisements.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

     a.  Accounting Method

     The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a November 30 year end.

         INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements
                        November 30, 1998

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b.  Property and Equipment

     Property and equipment are recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

                                                  Useful
          Description                             Lives

          Advertising boards                       7 years
          Office furniture and equipment           7 years
          Computer Software                        3 years
          Leasehold improvements                  27.5 years

     c.  Accounts Receivable

     Accounts receivable are shown net of the allowance for doubtful accounts of $ 23,695 and $21,352 at November 30, 1998 and 1997, respectively.

     d.  Provision For Taxes

     At November 30, 1998, the Company has net operating loss carryforwards of approximately $130,000 that may be offset against future taxable income through 2012. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the net operating loss carryforwards will not be used. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

     e.  Principles of Consolidation

     The consolidated financial statements include those of Info
     Center International, Inc. and its wholly-owned subsidiaries, Info Center, Inc. and W. J. Marshall Management, Inc.

     All material intercompany accounts and transactions have been eliminated.

         INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements
                        November 30, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g.  Revenue Recognition

     Revenue is recognized as service is provided to the customer. The Company amortizes revenues over the life of the contract with the customer which range from three months to one year. Unearned revenues reflect the percentage of the Company's receivables for which services have not yet been provided.

NOTE 3 -  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                  November 30,
                                                  1998

          Advertising boards                      $ 83,243
          Office furniture and equipment            26,665
          Computer software                          2,681
          Leasehold improvements                    12,714
                                                  --------
                                                   125,303
          Accumulated depreciation                 (60,699)
                                                  --------
          Net property and equipment              $ 64,604
                                                  ========

     Depreciation expense for the years ended November 30, 1998 and 1997 and was $17,118 and $9,246, respectively

NOTE 4 -  COMMITMENTS AND CONTINGENCIES

     In October 1997, the Company entered into an agreement for consulting services. The agreement runs from October 1997 through January 2001. The monthly payment for the consulting agreement is $2,000.

         INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements
                        November 30, 1998

NOTE 4 - COMMITMENTS AND CONTINGENCIES (Continued)

     The Company leases certain office equipment used in their operations. The lease terms expire beginning in April 2001 and ending in January 2003. The monthly rental payment for the leases is $553.

     The Company leases office space located in Kelowna, British
     Columbia. The lease term is for one year and expires in December 1998. The monthly lease payment on the office is $749.

     During April 1997, the Company entered into an operating lease agreement for an automobile. The lease term expires in March 2001. The monthly rental payment is $851.

     Minimum future lease payments on the leases as of November 30, 1998 are as follows:

          Year Ended
          November  30,                 Amount

          1999                          $ 40,851
          2000                            40,851
          2001                            11,989
          2002                             3,640
          2003 and thereafter                 -
                                        --------
               Total                    $ 97,331
                                        ========

NOTE 5 -  RELATED PARTY TRANSACTIONS

     As of November 30, 1998, the Company owed $44,407 to the
     Company's President. Interest accrues on the amount at 10% per annum and is due yearly. The principal is due on demand.

NOTE 6 -  LICENSING AGREEMENT

     In October 1997, the Company entered into a licensing agreement with Greyhound Lines, Inc. (Greyhound), whereby the Company is granted the right to install, operate and maintain its advertising boards in all of Greyhound's owned and leased bus terminal facilities. The agreement is for a period of 15 years (three 5 year terms) beginning in February 1998. The cost to the Company ranges from $50 to $367 per month for each location where an advertising board is placed.

         INFO CENTER INTERNATIONAL, INC. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements
                        November 30, 1998


NOTE 7 -  COMMON STOCK

     In December 1997, the Company sold 2,500,000 shares of its common stock in an offering for $25,000 at a price of $0.01 per share. From December, 1997 through March, 1998, the Company sold an additional 387,000 shares of its common stock in another offering for $96,750 at a price of $0.25 per share. The stock offering costs related to these two offerings amounted to $53,286 and were charged to paid-in capital.

NOTE 8 -  GOING CONCERN

     The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
     The Company has incurred losses which have resulted in an accumulated deficit of $167,476 at November 30, 1998 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. Management believes that the Company will generate sufficient advertising revenue and commissions through its licensing agreements and hotel reservation internet website to cover all operating expenses in the future, although no assurance of this can be given.

[LETTERHEAD]

                  JONES, JENSEN & COMPANY, LLC.
           CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
                       50 South Main Street
                            Suite 1450
                   Salt Lake City, Utah   84144
                       Tel: (801) 328-4408
                       Fax: (801) 328-4461

                   INDEPENDENT AUDITORS' REPORT

The Board of Directors
Budgethotels.com, Inc. and Subsidiaries
(Formerly Info Center International, Inc.)
Kelowna, British Columbia

The accompanying balance sheet of Budgethotels.com, Inc. and Subsidiaries (formerly Info Center International, Inc.) as of May 31, 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the three months and six months ended May 31, 1999 and 1998 were not audited by us and, accordingly, we do not express an opinion on them. The accompanying balance sheet as of November 30, 1998 was audited by us and we express an unqualified opinion on it in our report dated February 26, 1999.

/s/ Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah
June 29, 1999

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
                   Consolidated Balance Sheets

                              ASSETS

                                   May 31,        November 30,
                                   1999           1998
                                   (Unaudited)
CURRENT ASSETS

 Cash                              $ 192,460      $  13,144
 Accounts receivable (Note 2)        132,556         88,518
                                   ---------      ---------
          Total Current Assets       325,016        101,662
                                   ---------      ---------
PROPERTY AND EQUIPMENT (Net)
 (Notes 2 and 3)                      85,712         64,604
                                   ---------      ---------
OTHER ASSETS
 Prepaids                              4,000          1,477
                                   ---------      ---------
  Total Other Assets                   4,000          1,477
                                   ---------      ---------
     TOTAL ASSETS                  $ 414,728      $ 167,743
                                   =========      =========






























The accompanying notes are an integral part of these consolidated financial statements.


             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
             Consolidated Balance Sheets (Continued)

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                        May 31,        November 30,
                                        1999           1998
                                        (Unaudited)
CURRENT LIABILITIES

 Accounts payable                       $   4,290      $  17,923
 Accounts payable - related party             576          3,477
 Unearned revenue                         201,370        196,031
 Note payable - related party                  -          44,407
                                        ---------      ---------
     Total Current Liabilities            206,236        261,838
                                        ---------      ---------
COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)

 Preferred stock: 1,000,000 shares
  authorized of $0.01 par value, no
  shares issued and outstanding                -              -
 Common stock: 50,000,000 shares
  authorized Of $0.001 par value,
  11,879,000 and 11,487,000 shares
  issued and outstanding, respectively     14,214         11,487
 Additional paid-in capital               439,909         61,894
 Accumulated deficit                     (245,631)      (167,476)
                                        ---------      ---------
Total Stockholders' Equity (Deficit)      208,492        (94,095)
                                        ---------      ---------
TOTAL LIABILITIES AND STOCKHOLDERS
 EQUITY (DEFICIT)                       $ 414,728      $ 167,743
                                        =========      =========




















The accompanying notes are an integral part of these consolidated financial statements.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
              Consolidated Statements of Operations
                           (Unaudited)

                         For the             For the
                         Three Months Ended  Six Months Ended
                         May 31,             May 31,
                         1999       1998      1999       1998
REVENUE

Net sales                $ 159,824  $ 140,341 $ 305,644  $ 280,682
Cost of goods sold         145,472     57,869   198,237    115,738
                         ---------  --------- ---------  ---------

Gross Profit                14,352     82,472   107,407    164,944
                         ---------  --------- ---------  ---------
EXPENSES

General and administrative  75,506     38,936   186,791     82,055
Depreciation                 2,524      2,188     5,048      4,376
                         ---------  --------- ---------  ---------
Total Expenses              78,030     41,124   191,839     86,431
                         ---------  --------- ---------  ---------
Income (Loss)
 from Operations           (63,678)    41,348   (84,432)    78,513
                         ---------  --------- ---------  ---------
OTHER INCOME (EXPENSE)

Gain on exchange rate        3,091         -      6,277         -
Interest income                 -          71        -         154
                         ---------  --------- ---------  ---------
Total Other Income (Expense) 3,091         71     6,277        154
                         ---------  --------- ---------  ---------
NET INCOME (LOSS)        $ (60,587) $  41,419 $ (78,155) $  78,667
                         =========  ========= =========  =========
BASIC EARNINGS (LOSS)
 PER SHARE               $    0.00  $    0.00 $   (0.00) $    0.00
                         =========  ========= =========  =========

























The accompanying notes are an integral part of these consolidated financial statements.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
    Consolidated Statements of Stockholders' Equity (Deficit)

                                                 Additional
                                Common Stock     Paid-in    Accumulated
                              Shares    Amount    Capital   Deficit
Balance, November 30, 1997    8,000,000 $  8,000  $  (8,000)     $ (112,474)

Common stock issued for
 shares canceled rendered at
 $0.05 per share                600,000      600     27,480              -

Common stock issued for
 cash at an average of $0.05
 per share (see Note 7)       2,887,000    2,887     95,700              -

Stock offering costs                 -        -     (53,286)             -

Net loss for the year ended
 November 30, 1998                   -        -          -          (55,002)
                              --------- --------  ---------      ----------

Balance, November 30, 1998   11,487,000   11,487     61,894        (167,476)

Cancellation of common stock
 (unaudited)                   (600,000)    (600)   (27,480)             -

Common stock issued for
 cash at $0.25 per share
 (unaudited)                  1,602,000        1,602    398,898         -

Common stock issued for
 services at $0.01 per
 share (unaudited)        1,650,000        1,650     14,850         -

Common stock issued for
 cash at $0.50 per share
 (unaudited)                 75,000           75     37,425         -

Stock offering costs
 (unaudited)                     -            -     (45,678)        -

Net loss for the six
 months ended May 31,
 1999 (unaudited)                -            -          -     (78,155)
                         ----------     --------  --------- ----------
Balance, May 31, 1999
 (unaudited)             14,214,000     $ 14,214  $ 439,909 $ (245,631)
                         ==========     ========  ========= ==========



















The accompanying notes are an integral part of these consolidated financial statements.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
              Consolidated Statements of Cash Flows
                           (Unaudited)

                         For the                  For the
                         Three Months Ended       Six Months Ended
                         May 31,                  May 31,
                         1999           1998      1999           1998
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)        $ (60,587)     $  41,419 $  (78,155)    $  78,667
Adjustments to reconcile
 net income (loss) to net
 cash used by operating
 activities:
  Depreciation                  -           2,188      5,048         4,376
  Common stock issued
   for services             16,500             -      16,500         6,000
Changes in assets and
liabilities:
 (Increase) decrease in
   accounts receivable     (55,980)       (44,665)   (44,061)      (89,331)
 (Increase) decrease in
  accounts receivable -
  related party                 -         (11,093)        -        (22,187)
 (Increase) decease in
  deposits and prepaids     (1,860)          (374)    (2,524)         (374)
 Increase (decrease) in
  accounts payable          (9,450)       (21,898)   (16,621)       16,712
 Increase (decrease) in
  unearned revenue          34,980        (10,062)     5,369       (20,125)
                         ---------     ---------- ----------     ---------
Net Cash Provided (Used) by
 Operating Activities      (76,397)       (44,485)  (114,444)      (26,262)
                         ---------     ---------- ----------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES

 Purchase of fixed assets  (14,302)       (18,223)   (26,075)      (36,446)
                         ---------     ---------- ----------     ---------
Net Cash Provided (Used) by
 Investing Activities      (14,302)       (18,223)   (26,075)      (36,446)
                         ---------     ---------- ----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES

Principal payments on note payable
  - related party          (44,407)            -     (44,407)           -
Cancellation of
 common stock              (28,080)            -     (28,080)           -
Proceeds from sales of
 common stock              238,000        111,642    438,000       111,642
Stock offering costs       (35,773)       (22,902)   (45,678)      (22,902)
                         ---------     ---------- ----------     ---------
Net Cash Provided (Used) by
 Financing Activities    $ 129,740     $   88,740 $  319,835     $  88,740
                         ---------     ---------- ----------     ---------











The accompanying notes are an integral part of these consolidated financial statement.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
        Consolidated Statements of Cash Flows (Continued)
                           (Unaudited)

                               For the                For the
                               Three Months Ended     Six Months Ended
                               May 31,                May 31,
                               1999        1998       1999        1998
NET INCREASE (DECREASE)
 IN CASH                       $  39,041   $ 26,032   $ 179,316   $ 26,032

CASH AT BEGINNING OF PERIOD      153,419         -       13,144         -
                               ---------   --------   ---------   --------
CASH AT END OF PERIOD          $ 192,460   $ 26,032   $ 192,460   $ 26,032
                               =========   ========   =========   ========
SUPPLEMENTAL CASH FLOW
 INFORMATION

CASH PAID FOR:

 Interest                      $      -    $     -    $      -   $     -
 Income taxes                  $      -    $     -    $      -   $     -

NON-CASH FINANCING ACTIVITIES

Common stock issued for
 services rendered             $      -    $     -    $      -   $  6,000


































The accompanying notes are an integral part of these consolidated financial statements.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
          Notes to the Consolidated Financial Statements
                           May 31, 1999

NOTE 1 -  COMPANY BACKGROUND

     The consolidated financial statements include those of Budgethotels.com, Inc. (formerly Info Center International,
     Inc.) (BCI) and its wholly-owned subsidiaries, Info Center, Inc.
     (Info) and W. J. Marshall Management, Inc. (WJM). Collectively, they are referred to herein as "the Company".

     BCI was incorporated under the laws of the State of Nevada on November 5, 1997. On February 11, 1999, the Company changed its
     name to Budgethotels.com, Inc.   BCI was incorporated for the
     purpose of acquiring Info.

     Info, a wholly-owned subsidiary, was formed under the laws of the State of Washington on November 6, 1984. Info has been in the business of operating billboards, signboards and illuminated signs for the purpose of placing advertisements. Info also maintains and operates an internet website for the purpose of making hotel reservations.

     On November 30, 1997, the Company completed an Agreement and
     Plan of Share Exchange whereby ICI issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Info.

     The share exchange was accounted for as a recapitalization of Info because the owners of Info, WJM, control ICI after the acquisition. Therefore, Info is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Info. ICI is the acquiring entity for legal purposes and Info is the surviving entity for accounting purposes. WJM, the sole shareholder of Info, was incorporated under the laws of the Province of British Columbia on August 20, 1985. WJM has been in the business of operating billboards for the purpose of placing advertisements.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

     a.  Accounting Method

     The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a November 30 year end.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
          Notes to the Consolidated Financial Statements
                           May 31, 1999

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b.  Property and Equipment

     Property and equipment are recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

                                             Useful
          Description                        Lives

          Advertising boards                  7 years
          Office furniture and equipment      7 years
          Computer Software                   3 years
          Leasehold improvements             27.5 years

     c.  Accounts Receivable

     Accounts receivable are shown net of the allowance for doubtful accounts of $23,695 and $23,695 at May 31, 1999 and November 30, 1998, respectively.

     d.  Provision For Taxes

     At May 31, 1999, the Company has net operating loss carryforwards of approximately $221,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the net operating loss carryforwards will not be used. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

     e.  Principles of Consolidation

     The consolidated financial statements include those of Info
     Center International, Inc. and its wholly-owned subsidiaries, Info Center, Inc. and W. J. Marshall Management, Inc.

     All material intercompany accounts and transactions have been eliminated.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
          Notes to the Consolidated Financial Statements
                           May 31, 1999

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g.  Revenue Recognition

     Revenue is recognized as service is provided to the customer. The Company amortizes revenues over the life of the contract with the customer which range from three months to one year. Unearned revenues reflect the percentage of the Company's receivables for which services have not yet been provided.

     h.  Unaudited Financial Statements

     The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 3 -  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:
                                                  May 31,
                                                  1999

          Advertising boards                      $ 100,198
          Office furniture and equipment             28,905
          Computer software                           9,642
          Leasehold improvements                     12,714
                                                  ---------
                                                    151,459
          Accumulated depreciation                  (65,747)
                                                  ---------
          Net property and equipment              $  85,712
                                                  =========

     Depreciation expense for the six months ended May 31, 1999 was $5,048.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
          Notes to the Consolidated Financial Statements
                           May 31, 1999

NOTE 4 -  COMMITMENTS AND CONTINGENCIES

     In October 1997, the Company entered into an agreement for consulting services. The agreement runs from October 1997 through January 2001. The monthly payment for the consulting agreement is $2,000.

     The Company leases certain office equipment used in their operations. The lease terms expire beginning in April 2001 and ending in January 2003. The monthly rental payment for the leases is $553.

     The Company leases office space located in Kelowna, British
     Columbia. The lease term is for one year and expires in December 1998. The monthly lease payment on the office is $749.

     During April 1997, the Company entered into an operating lease agreement for an automobile. The lease term expires in March 2001. The monthly rental payment is $579.

     Minimum future lease payments on the leases as of May 31, 1998 are as follows:

               Year Ended
               November  30,                 Amount

               1999                          $ 40,851
               2000                            40,851
               2001                            11,989
               2002                             3,640
               2003 and thereafter                 -
                                             --------
                      Total                  $ 97,331
                                             ========

NOTE 5 -  LICENSING AGREEMENT

     In October 1997, the Company entered into a licensing agreement with Greyhound Lines, Inc. (Greyhound), whereby the Company is granted the right to install, operate and maintain its advertising boards in all of Greyhound's owned and leased bus terminal facilities. The agreement is for a period of 15 years (three 5 year terms) beginning in February 1998. The cost to the Company ranges from $50 to $367 per month for each location where an advertising board is placed.

             BUDGETHOTELS.COM, INC. AND SUBSIDIARIES
           (Formerly  Info Center International, Inc.)
          Notes to the Consolidated Financial Statements
                           May 31, 1999
NOTE 6 -  COMMON STOCK

     In December 1997, the Company sold 2,500,000 shares of its common stock in an offering for $25,000 at a price of $0.01 per share. From December, 1997 through March, 1998, the Company sold an additional 387,000 shares of its common stock in another offering for $96,750 at a price of $0.25 per share. The stock offering costs related to these two offerings amounted to $53,286 and were charged to paid-in capital.

     In 1997, the Company sold an additional 400,000 shares of its common stock at $0.50 per share. The offering costs of $45,678 were charged against the proceeds of the offering.

NOTE 7 -  GOING CONCERN

     The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses which have resulted in an accumulated deficit of approximately $221,000 at May 31, 1999 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. Management believes that the Company will generate sufficient advertising revenue and commissions through its licensing agreements and hotel reservation internet website to cover all operating expenses in the future, although no assurance of this can be given.

























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

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of Financial Statements

     Independent Auditors' Report
     Balance Sheet
     Statement of Income
     Statement of Cash Flows
     Statement of Shareholders' Equity
     Notes to Financial Statements

b)   List of Exhibits.

Exhibit No.    Description

3.1 *          Articles of Incorporation.

3.2 *          Bylaws.

4.1 *          Specimen Stock Certificate.

27 *           Financial Data Schedule.

99.1 *         Licensing Agreement with Greyhound Lines, Inc.

99.2 *         Consulting Agreement with LAC.

99.3 *         Agreement and Plan of Share Acquisition.

99.4 *         Agreement between the Company, C&K Management Ltd. and
               W.J. Marshall Inc.

99.5 *         Non-qualified Incentive Stock Option Agreement.

* Previously filed.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              budgethotels.com, inc.


                              BY: /s/ William J. Marshall
                                  William J. Marshall, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 2 to the Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date


/s/ William J. Marshall
William J. Marshall      President, Treasurer,    January 04, 2000
                         Chief Financial Officer,
                         Secretary and Director


/s/ Kenneth E. Cloak
Kenneth E. Cloak         Director                 January 04, 2000